

November 7, 2014

<u>Via E-mail</u>
Edward P. Smolyansky
Chief Financial Officer
Lifeway Foods Inc.
6431 West Oakton Street
Morton Grove, Illinois 60053

> **Re:** **Lifeway Foods, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed October 3, 2014**
>
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2014**
> **Filed October 3, 2014**
>
> **Response Letter Dated October 3, 2014**
> **File No. 000-17363**

Dear Mr. Smolyansky:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Distribution, page 6</u>

1. We note your response to comment 2 in our letter dated September 5, 2014 and your disclosure on page 6 that you "do not generally enter into written agreements with (your) distributors." Please tell us whether you have entered into a written customer agreement

with United Natural Foods, Inc. If so, please file the written agreement as an exhibit to your amended filing. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 15

Results of Operations

2.   We have reviewed the disclosure you revised in your amended Form 10-K and Form 10-Q to address comments 4, 5 and 6 in our letter dated September 5, 2014 regarding the period over period changes in your results of operations. We continue to believe you should separately quantify the dollar impact of each material causal factor of the change, including any offsetting factors. In a supplemental response, please provide us with an explanation that quantifies the following:

- Gross sales - the dollar impact of changes in prices, volumes, introduction of new products, or other, as applicable.

- Cost of goods sold - the dollar impact of the changes attributable to higher milk prices and increased volume purchased, as applicable.

- Selling expenses - the dollar impact of each material causal factor of the change with greater specificity, as applicable.

- General and administrative - the dollar impact of each material causal factor of the change with greater specificity, as applicable.

Response Letter Dated October 3, 2014

3.   We have reviewed your response to comment 11 in our letter dated September 5, 2014. However, it does not appear that you addressed our comment with respect to providing disclosure to comply with FASB ASC 280-10-50-21. In a supplemental response, please provide a sample of your intended disclosure that addresses the factors you used to conclude that you have one reportable segment or clarify why you do not believe such disclosure is necessary.

4.   Additionally, we note from your response to comment 11 in our letter dated September 5, 2014 regarding product disclosure required by FASB ASC 280-10-50-40 that you have considered the factors of this guidance. However, it remains unclear to us why you do not believe this disclosure should be provided. In this regard, we note disclosure on page 4 of your amended Form 10-K that identifies the different types of products you produce, including Kefir, cheese, a fruit sugar-flavored product, a dairy beverage, and a vegetable-based seasoning. We also note from your Products page on your website, www.lifeway.net, that you have 13 product categories, with some of those having

subcategories. To assist us in better understanding how you reached the conclusion that product disclosure is not necessary, please explain your basis in further detail. If providing the required disclosure is impracticable, explain to us the basis for your determination and disclose your assertion, as required.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director